

U.S. SECUR 05040210 ISSION
WASHINGTON, D.C.

AUDITED REPORT
FORM X-17A-5 (A)
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE: ~~8-12345~~ 8-66481

REPORT FOR THE PERIOD BEGINNING 03/05/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

**Universal Financial Services, Inc.**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Metro Office Park, Street 1 Lot #10**

(No. and Street)

PROCESSED
MAY 12 2005
THOMSON FINANCIAL

| **Guaynabo** | **PR** | **00922** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jose Carlos Benítez** **(787) 706-7339**

(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

**PricewaterhouseCoopers LLP**

254 MUNOZ RIVERA AVENUE, SAN JUAN, PUERTO RICO 00918

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

x Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and***

**Oath or Affirmation**

I, JOSE BENITEZ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

AFF. 3005

Subscribed and sworn
to before me
this 25 day of [illegible] 2005

Notary Public

EDGARDO RODRIGUEZ GONZALEZ
ABOGADO-NOTARIO

Signature

Executive Representative / FINOP
Title


PRICEWATERHOUSECOOPERS

# Universal Financial Services, Inc.

(a wholly-owned subsidiary of Universal Insurance Group, Inc.)

Statement of Financial Condition

December 31, 2004



**PricewaterhouseCoopers LLP**
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Universal Financial Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Universal Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Universal Insurance Group, Inc) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2008648 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

# Universal Financial Services, Inc.
**(a wholly-owned subsidiary of Universal Insurance Group, Inc.)**
## Statement of Financial Condition
## December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 86,663 |
| Prepaid expenses | | 477 |
| Total assets | $ | 87,140 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 8,500 |
| Payable to affiliates | | 6,481 |
| Total liabilities | | 14,981 |
| Stockholders' equity | | |
| Common Stock | | 100,000 |
| Additional paid-in capital | | - |
| Accumulated deficit | | (27,841) |
| Total stockholders' equity | | 72,159 |
| Total liabilities and stockholders' equity | $ | 87,140 |

The accompanying notes are an integral part of these financial statements.

## 1. Description Of Business

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Insurance Group, Inc. Universal Financial Services was created for the purpose of distributing variable life and variable annuities to other Broker Dealers. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on March 5, 2004, and operates principally in the Commonwealth of Puerto Rico.

The Company is a registered Broker-Dealer pursuant to Section 15 (b) of the Securities and Exchange Act of 1934 and claims exemption under Section (k) (2) (ii) from the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer.

## 2. REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the company.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Recognition of Revenue and Expenses*** - The Company will earn revenue by retaining fees for the sale of variable life and variable annuity products. Commission expenses are recognized on a trade date basis. Fees are recognized upon receipt and are calculated on the asset value of the underlying insurance products. Administrative expenses are recognized as incurred.

***Income Taxes*** – A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

*Commitments* – At December 31, 2004, the Company has obligations under a non cancelable lease with an affiliate, for office space which requires rental payments as follows:

| Year | |
|---|---|
| 2005 | $ 2,051 |
| 2006 | 2,051 |
| 2007 | 2,051 |
| 2008 | 2,051 |
| 2009 | 2,051 |

## 3. Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2004, the Company's net capital of $72,159 was $47,519 in excess of the required net capital of $25,000. The Company's ratio of debt to equity was 20.7%, which is below the maximum requirement specified by the Rule.

The Company received a capital contribution from Universal Insurance Group in the amount of $100,000 on July 9, 2004.

## 4. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition shows $6,481 in amounts due to affiliated entities. In addition, expenses allocated from affiliates amounted to $6,481 for the period since inception on October 28, 2004. These are related to the lease charges and other costs paid on behalf of the Company.

# Universal Financial Services, Inc.

(a wholly-owned subsidiary of Universal Insurance Group, Inc.)

## Supplemental Report on Internal Control

## December 31, 2004



**PricewaterhouseCoopers LLP**
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

## Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Universal Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Universal Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Universal Insurance Group, Inc.) for the period since inception on March 5, 2004 through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements conforming with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2008647 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report